

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH. D.C.
179
SECTION




SEC[illegible]MISSION

05040893

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM 3/24

| SEC FILE NUMBER |
|---|
| 8- 36044 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AHT Financial Group, Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 North Hough Street
(No. and Street)

| Barrington | IL | 60010 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anne E. McNelly
(Name – *if individual, state last, first, middle name*)

| 1679 Winnetka Road | Glenview | IL | 60025 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL


| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25

# OATH OR AFFIRMATION

I, George G. Hemsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AHT Financial Group, Ltd., as of 12/31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
NIJOLE M ASTRA VALAITIS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/09/06

George G. Hemsley
Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AHT FINANCIAL GROUP, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

*Anne E. McNelly Associated, LLC*
CERTIFIED PUBLIC ACCOUNTANTS
1679 WINNETKA ROAD
GLENVIEW, ILLINOIS 60025
TELEPHONE (847) 729-4521
FAX (847) 729-4575

AHT FINANCIAL GROUP, LTD.
DECEMBER 31, 2004

CONTENTS

Anne E. McNelly Associated, LLC
CERTIFIED PUBLIC ACCOUNTANTS
1679 WINNETKA ROAD
GLENVIEW, ILLINOIS 60025

TELEPHONE (847) 729-4521
FAX (847) 729-4575

# Independent Auditor's Report

Board of Directors
AHT Financial Group, Ltd:

We have audited the accompanying statement of financial condition of AHT Financial Group, Ltd., as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AHT Financial Group, Ltd., as of December 31, 2004, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anne E. McNelly Associates

Glenview, Illinois
February 15, 2005

Anne E. McNelly Associated, LLC
Certified Public Accountants

AHT FINANCIAL GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

| | |
|---|---|
| Cash | $ 6,144.58 |
| Commissions receivable | 10,642.04 |
| Receivable/Shareholder | 680.00 |
| Marketable securities (Note3) | 11,500.11 |
| Furniture and equipment at cost, less accumulated depreciation of $10,113.00 | 0.00 |
| Total Assets | $28,966.73 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Commissions payable | $8,364.61 |
| | $8,364.61 |
| Stockholders' equity (Note 7) | $4,500.00 |
| Paid-in-capital | 1,900.00 |
| Retained earnings | 14,202.12 |
| Total stockholders' equity | $20,602.12 |
| Total Liabilities and Stockholders' Equity | $28,966.73 |

The accompanying notes are an integral part of these financial statements.

AHT FINANCIAL GROUP, LTD.
STATEMENT OF INCOME
For the Year Ended December 31, 2004

| | |
|---|---|
| Revenues | |
| Commissions | $94,078.92 |
| Interest and dividends | 108.95 |
| Other | 500.00 |
| | 94,687.87 |
| Expenses | |
| Commissions | 73,793.76 |
| Officer's compensation | 3,600.00 |
| Employee compensation | 6,000.00 |
| Professional fees | 4,075.00 |
| Regulatory fees | 4,530.00 |
| Payroll taxes | 897.60 |
| Franchise tax | 100.00 |
| Other operating expense | 1,187.39 |
| | 94,183.75 |
| Net income(loss) | $ 504.12 |

The accompanying notes are an integral part of these financial statements.

AHT FINANCIAL GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2004

| | Common Stock | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|
| Balances January 1, 2004 | $4,500.00 | $1,900.00 | $13,698.00 |
| Net income(loss) | | | 504.12 |
| Balances December 31, 2004 | $4,500.00 | $1,900.00 | $14,202.12 |

The accompanying notes are an integral part of these financial statements.

AHT FINANCIAL GROUP, LTD.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVIITIES: | | |
| Net income(loss) | | $ 504.12 |
| Adjustment to reconcile net income to cash provided by operating activities: | | |
| Change in assets and liabilities: | | |
| Increase in commissions receivable | (213.26) | |
| Increase in accounts payable | 193.66 | |
| Total adjustments | | (19.60) |
| Net cash provided by operating activities | | 484.52 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Investment in marketable securities | (108.95) | |
| Net cash used by investing activities | | (108.95) |
| Net increase in cash | | 375.57 |
| Cash at beginning of year | | 5,769.01 |
| Cash at end of year | | $ 6,144.58 |
| Interest paid during the year | | $ 0 |
| Taxes paid during the year | | $ 0 |

The accompanying notes are an integral part of these financial statements.

AHT FINANCIAL GROUP, LTD.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

1. The Company
AHT Financial Group, Ltd. is a brokerage firm that generates commission income by introducing accounts of customers to another broker or dealer on a fully disclosed basis and does not receive, directly or indirectly, securities or funds from or for customers.

2. Significant Accounting Policies
Commission income and related commission expense are recorded on a trade date basis. Depreciation is provided under the modified accelerated cost system, and is approximately the same as if computed straight line over the life of the asset. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

3. Marketable Securities
Marketable securities consist of a Scudder Money Market Portfolio which maintains its net asset value at $1.00 per share. Its portfolio of investments is valued on the amortized cost method in accordance with a rule of the Securities and Exchange Commission. The portfolio's maturity is maintained at 90 days or less.

4. Income Taxes
The Company has elected by consent of its stockholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions of Subchapter S the Company does not pay federal income tax on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income. In the state of Illinois, Subchapter S corporations are taxed at a rate of 1.5%.

5. Related Party Transactions
The Company occupies space owned by George Hemsley, a director and officer of the Company The Company did not pay rent in year 2004 and year 2003.

6. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

7. Capital Stock
The authorized issued and outstanding shares of capital stock at December 31, 2004 were:
Common Stock, par value $1.00, 20,000 shares authorized; 4,500 issued and outstanding.

8. Net Capital Requirements
   AHT Financial Group, Ltd. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15C-3), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, AHT Financial Group, Ltd. had net capital of $20,257.00 which was $15,257.00 in excess of its required net capital of $5,000.00. The company's ratio of aggregate indebtedness to net capital was 1 to 2.46.

9. Subordinated Liabilities
   There are no liabilities subordinated to the claims of general creditors.

*Anne E. McNelly Associated, LLC*
CERTIFIED PUBLIC ACCOUNTANTS
1679 WINNETKA ROAD
GLENVIEW, ILLINOIS 60025

TELEPHONE (847) 729-4521
FAX (847) 729-4575

# Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission As of December 31, 2004

Board of Directors
AHT Financial Group, Ltd.

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

AHT Financial Group, Ltd. is exempt from the provisions of rule 15c3-3 and is in compliance with the conditions of the exemption.

Anne E. McNelly Associates

Anne E. McNelly Associated, LLC
Certified Public Accountants

Glenview, Illinois
February 15, 2005

AHT FINANCIAL GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total Stockholder's equity | | $20,602.12 |
| Deductions and/or charges: | | |
| Net capital before haircuts on securities positions | | $20,602.12 |
| Haircuts on securities (computed where applicable, pursuant to rule 15c3-1(f) | | |
| Investment Securities | 230.00 | |
| Undue Concentration | 115.00 | 345.00 |
| Net capital | | $20,257.12 |
| | | |
| AGGREGATE INDEBTEDNESS | | |
| Item included in statement of financial condition | | |
| Accounts payable and accrued expenses | | $ 8,364.61 |
| Total aggregate indebtedness | | $ 8,364.61 |
| | | |
| COMPUTATION OF NET CAPITAL REQUIREMENT | | |
| Minimum net capital required | | |
| Total aggregate indebtedness | 8,364.61 | |
| ÷ | 15 | |
| | 557.64 | |
| Minimum net dollar capital requirement | 5,000.00 | |
| NET CAPITAL REQUIREMENT | | 5,000.00 |
| EXCESS NET CAPITAL | | $15,257.12 |
| RATIO: Aggregate indebtedness to net capital | | 1 to 2.46 |

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2004)

| | |
|---|---|
| Net capital, as reported in company's Part II unaudited Focus Report | $19,033.00 |
| Differences due to net effect of accrued commissions receivable and accrued commissions payable | 659.00 |
| Nonallowable assets reclassified as allowable | 680.00 |
| Differences in computation of haircuts | ( 115.00) |
| Net capital per above | $20,257.00 |

The accompanying notes are an integral part of these financial statements.

Anne E. McNelly Associated, LLC
CERTIFIED PUBLIC ACCOUNTANTS
1679 WINNETKA ROAD
GLENVIEW, ILLINOIS 60025

TELEPHONE (847) 729-4521
FAX (847) 729-4575

Board of Directors
AHT Financial Group, Ltd:

In planning and performing our audit of the financial statements of AHT Financial Group, Ltd. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by AHT Financial Group, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under the rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); we did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
AHT Financial Group, Ltd.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters of the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commissioner's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anne E. McNelly Associated

Anne E. McNelly Associated, LLC
Certified Public Accountants
Glenview, Illinois
February 15, 2005

*Anne E. McNelly Associated, LLC*
CERTIFIED PUBLIC ACCOUNTANTS
1679 WINNETKA ROAD
GLENVIEW, ILLINOIS 60025

TELEPHONE (847) 729-4521
FAX (847) 729-4575

Board of Directors
AHT Financial Group, Ltd.

Under the provisions of Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970, the AHT Financial Group, Ltd., qualifies for exclusion from membership in the Securities Investors Protection Corporation. The company has filed Form SIPC-3 claiming the exemption. As of December 31, 2004, the company is in compliance with the conditions of the exclusion, and during the course of my audit nothing came to my attention that would cause me to believe that at any time the company had not been in compliance with those conditions. Because the procedures performed do not constitute an audit of Form SIPC-3, I do not express an opinion on the form.

*Anne E. McNelly Associated*

Anne E. McNelly Associated, LLC
Certified Public Accountants

Glenview, Illinois
February 15, 2005